December 29, 2010

John Reynolds

Assistant Director

Office of Beverage, Apparel and Health Care Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Intertape Polymer Group Inc.

Form 40-F for fiscal year ended December 31, 2009

Filed March 29, 2010

File No. 001-10928

Dear Mr. Reynolds:

In response to your letter dated December 15, 2010, Intertape Polymer Group Inc. (the “Company”) is today submitting to the Staff of the Securities and Exchange Commission a letter from our counsel, Joel H. Trotter of Latham & Watkins LLP.

Pursuant to the Staff’s request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INTERTAPE POLYMER GROUP INC.

By:	/s/ Gregory A. C. Yull
	Name:	Gregory A. C. Yull
	Title:	Chief Executive Officer

/s/ Bernard J. Pitz
	Name:	Bernard J. Pitz
	Title:	Chief Financial Officer

999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5